

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

May 24, 2018

David Briskie
Chief Financial Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

> **Re: Youngevity International, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 18, 2018**
> **File No. 333-225053**

Dear Mr. Briskie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Leslie Marlow